UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: October 15, 2010**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01   **Other Items**

As required by the "Indenture" to the Floating Rate Secured Notes Due 2014 dated March 1, 2010 (the "New Notes"), Morris Publishing Group, LLC ("Morris Publishing") is required to use its monthly positive operating cash flow, net of permitted cash flow adjustments, ("Excess Free Cash Flow") to repay any amounts outstanding on its working capital facility, and then to redeem (on a prorata basis) the New Notes.

Applying this requirement with respect to Morris Publishing's monthly period ending September 30, 2010, Morris Publishing redeemed $423,763 in principal amount of the New Notes on October 19, 2010, the referenced period's Excess Cash Flow Payment Date (as defined in the Indenture). On October 15, 2010, Morris Publishing delivered a certificate to the Trustee under the Indenture stating that $423,763 of the New Notes will be redeemed on the October 19, 2010 Excess Cash Flow Payment Date.

The table below summarizes all of the principal redemption and interest payments subsequent to the March 1, 2010 issuance date of the New Notes:

(dollars in thousands)	Beginning Principal Outstanding		Principal Redeemed	Interest Paid	Ending Principal Outstanding		Payment Date
Quarterly interest payment	$	100,000	$ -	$ 833	$	100,000	4/1/10
Excess cash-Tranche A repayment		100,000	3,211	21		96,789	4/23/10
Excess cash-Tranche B refinance		96,789	1,760	24		95,029	5/21/10
Excess Free Cash Flow-May		95,029	1,016	22		94,013	6/17/10
Quarterly interest payment		94,013	-	2,350		94,013	7/1/10
Excess Free Cash Flow-June		94,013	2,803	14		91,210	7/19/10
Excess Free Cash Flow-July		91,210	-	-		91,210	8/24/10
Excess Free Cash Flow-August		91,210	1,094	24		90,116	9/17/10
Excess Free Cash Flow-September	$	90,116	424	2	$	89,692	10/19/10
Total-year to date			$ 10,3088	$ 3,290			

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **October 19, 2010**   **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer